SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING


          [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q


                           SEC FILE NUMBER: 000-31809

                           IRS EMPLOYER IDENTIFICATION NO.: 86-0996897

For Period Ended: September 30, 2001

[_] Transition Report on Form 10-KSB
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[X] Transition Report on Form 10-QSB
[_] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant                         I-Tel Networks, Inc.

Former Name if Applicable                       F-R-M Coporation
Address of Principal Executive Office:          3544 Old Milton Parkway
                                                Alpharetta, GA 30005


PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant was unable to file its Quarterly Report on Form 10-QSB for the fiscal period ended September 30, 2001 within the prescribed time period for the following reason: the information necessary to complete the report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Michael Krzeminski        President      (678) 762-1046
              -----------------------------------------------------------
              (Name)                   (Title)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  (X) Yes  ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X) Yes  ( ) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year 2000, the Registrant was a development stage entity and had no operating business and revenues. On September 6, 2001, the Registrant acquired I-Tel Networks, Inc. in a reverse merger. As such, the Company operated as I-Tel Networks, Inc. for the remaining reporting period in part of the third fiscal quarters.

During the prior reporting period the Company made no significant sales, had no significant revenues, and professional expenses. The registrant was unable to complete a timely review of the financials to include as a comparison. However, there was a substantial change in the business, which is reflected in the filed financial statements.

                              I-Tel Networks, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 15, 2001            By:     /s/  Michael Krzeminski
        -----------------                 --------------------------------------
                                          Name:   Michael Krzeminski
                                          Title:  President